UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): January 28, 2022

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed, Iron Bridge Mortgage Fund, LLC (the “Company”) is party to a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (as amended, the “Umpqua Loan Agreement”) with Umpqua Bank (“Umpqua”), an Oregon state-chartered bank, with respect to a revolving credit line (“Umpqua Credit Line”) from Umpqua.  Effective January 28, 2022, the Company and Umpqua amended the Umpqua Loan Agreement to, among other changes, increase the maximum principal amount available under the Umpqua Credit Line, subject to applicable “borrowing base” limitations under the Umpqua Loan Agreement, from $50,000,000 to $60,000,000, and to change the reference rate for interest from the one (1) month LIBOR rate to one (1) month term Secured Overnight Financing Rate (SOFR).  As of January 28, 2022, the borrowing base was approximately $53,006,183.  Borrowed principle under the Umpqua Credit Line will accrue interest at a variable rate per annum equal to the greater of (i) four percent (4%); or (ii) two and eight tenths of one percent (2.80%) in excess of one (1) month term SOFR.

The foregoing is a summary is qualified in its entirety by reference to the complete text of the Second Amendment to Loan Documents, which is filed as Exhibit 6.1, to this Current Report on Form 1-U and is incorporated by reference into this Item 9.

Exhibits

6.1	Second Amendment to Loan Documents, dated January 28, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: February 3, 2022	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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